Mail Stop 3561

August 15, 2006

Mr. James S. Haines, Jr.
Director, Chief Executive Officer and President
Westar Energy, Inc.
818 South Kansas Avenue
Topeka, Kansas 66612

> **RE:** **Westar Energy, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2006**
> **Filed March 13, 2006 and May 9, 2006**
> **File No. 1-3523**

Dear Mr. Haines:

We have reviewed your filings and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2005

Consolidated Statement of Cash Flows, page 54

1.   Please tell us why you classify changes in restricted cash and cash equivalents as cash flows from investing activities as opposed to cash flows from operating activities. In that regard, we note that restricted cash and cash equivalents primarily provide security for a prepaid capacity and transmission agreement and do not appear to stem from transactions defined as investing activities. Please refer to paragraphs 22(c) and 23(e) of SFAS 95.

Consolidated Statement of Stockholders' Equity, page 55

2.   Please provide us with a summary of capital transactions for each year presented together with reconciliations to the cash and non-cash transactions reflected in the statements of cash flows and in supplemental cash flow information in Note 2 and to preferred dividends reflected in the statements of income. In doing so, please include reconciliations of non-cash stock compensation, issuance of stock, net, reissuance of treasury stock and cash dividends paid. In future filings please consider revising your presentation and related disclosures to facilitate an understanding of the changes in your capital accounts.

Note 14. Commitments and Contingencies, page 85

3.   Please tell us whether it is reasonably possible that the EPA will assess a penalty in connection with the investigation regarding projects and maintenance activities at the three coal-fired plants you operate. If so, please tell us whether you are able to estimate the possible loss or range of loss. In addition, in future filings please disclose an estimate of the possible loss or range of loss or state that such an estimate cannot be made. Please refer to paragraph 10 of SFAS 5.

Controls and Procedures, page 101

4.   We note that the conclusion of your principal executive and financial officers regarding the effectiveness of your disclosure controls and procedures includes a partial definition of disclosure controls and procedures. When you include a definition of controls and procedures in the conclusion of your principal executive and financial officers regarding the effectiveness of your disclosure controls and procedures it should encompass the entire definition in Exchange Act Rules 13a-15(e) and 15d-15(e). In future filings, please revise to also state that your disclosure controls and procedures are effective to ensure that the information required to be disclosed by you in the reports you file or submit under the Act is

> accumulated and communicated to management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Form 10-Q for Fiscal Quarter Ended March 31, 2006

5.   Please address the comments above in your Forms 10-Q as well.

Note 2. Summary of Significant Accounting Policies, page 9

Stock-Based Compensation, page 10

6.   In future filings please ensure you include all the disclosures required by SFAS 123R. In this regard, we noted you did not disclose a description of your share-based payment arrangements and the aggregate intrinsic value and weighted-average remaining contractual term of RSU and option awards outstanding and currently exercisable. Refer to paragraphs 64 and A240 of SFAS 123R.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 or William Thompson at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3849 with any other questions.

Sincerely,

James Allegretto
Senior Assistant Chief Accountant